Exhibit 99.1

SMART Announces Conditional Settlement of Class Action Lawsuits

U.S. and Canadian securities class action proceedings settled in principle

CALGARY, Alberta — March 13, 2013, SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, announces that it and the other defendants have entered into an agreement in principle with the plaintiffs in the shareholder class action lawsuits. These include SMART Technologies Inc. Shareholder Litigation pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc. et. al., pending in the Ontario Superior Court of Justice (the “Actions”).

Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc. et. al., currently pending in the Superior Court of the State of California.

The proposed settlement will be funded entirely by insurance maintained by the Company.

The defendants entered into the settlement in principle to avoid the costs, risks and uncertainties inherent in litigation. SMART and the other defendants have denied and continue to deny that they have committed any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Actions.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information or statements. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

###

SMART Announces Conditional Settlement of Class Action Lawsuits

For more information, please contact:

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1.403.407 5088

MarinaGeronazzo@smarttech.com

smarttech.com

© 2013 SMART Technologies. SMART Board, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and other countries.

Please note that SMART is written in all capital letters.

- more -